BRITISH COLUMBIA
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BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**October 28, 2011 11:02 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on October 28, 2011 11:02 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0070974

Name of Company:
CROSSHAIR EXPLORATION & MINING CORP.

Name Reservation Number:
NR6302194

Name Reserved:
CROSSHAIR ENERGY CORPORATION

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:
CROSSHAIR EXPLORATION & MINING CORP.

To:
CROSSHAIR ENERGY CORPORATION